EXHIBIT 99.1

Galapagos Receives Transparency Notifications from Bank of America

Mechelen, Belgium; March 10, 2026, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received transparency notifications from Bank of America.

Pursuant to Belgian transparency legislation1, Galapagos received transparency notifications from Bank of America Corporation on March 5 and 6, 2026. The initial notification indicates that Bank of America Corporation, as controlling entity, fell below the 5% threshold for equivalent financial instruments relating to Galapagos’ voting rights on March 3, 2026, as a result of the disposal of such instruments. A subsequent notification received on March 6, 2026 indicates that Bank of America Corporation, as controlling entity, crossed above the 5% threshold for equivalent financial instruments relating to Galapagos’ voting rights again on March 4, 2026, following the acquisition of such instruments.

On March 6, 2026, Bank of America Corporation (taking into account the holding of its affiliates) owned 335,202 voting rights and 3,489,591 equivalent financial instruments, representing together 5.80% of Galapagos’ currently outstanding 65,897,071 shares.

Summary of the transactions:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
March 5, 2026	March 3, 2026	1.00%	4.70%	5.70%
March 6, 2026	March 4, 2026	0.51%	5.30%	5.80%

Content of the notifications from Bank of America Corporation:
The notification dated March 6, 2026, contains the following information:

  Date of notification: March 6, 2026
  Date on which the threshold is crossed: March 4, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,440	12,440		0.02%
Merrill Lynch International	101,655	128,053		0.19%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	530,639	180,123		0.27%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	659,330	335,202		0.51%
	TOTAL	335,202	0	0.51%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			132,666	0.20%	physical
BofA Securities, Inc.	Right to Recall			23,200	0.04%	physical
BofA Securities, Inc.	Rights of Use			3,174,135	4.82%	physical
Merrill Lynch International	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	31/01/2028		263	0.00%	cash
Bank of America, National Association	Swaps	15/04/2027		14,679	0.02%	cash
Bank of America, National Association	Swaps	29/02/2028		846	0.00%	cash
Merrill Lynch International	Swaps	15/01/2027		8,056	0.01%	cash
Merrill Lynch International	Swaps	30/04/2026		12,050	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		964	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		5,726	0.01%	cash
Merrill Lynch International	Swaps	15/04/2027		14,679	0.02%	cash
Merrill Lynch International	Swaps	30/06/2026		101	0.00%	cash
Merrill Lynch International	Swaps	31/03/2027		285	0.00%	cash
Merrill Lynch International	Swaps	09/09/2027		945	0.00%	cash
Merrill Lynch International	Swaps	29/12/2027		996	0.00%	cash
	TOTAL			3,489,591	5.30%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,824,793	5.80%

The chain of control has been described at the end of the notification (section 11) and can be found here.

Content of the notifications from Bank of America Corporation:
The notification dated March 5, 2026, contains the following information:

  Date of notification: March 5, 2026
  Date on which the threshold is crossed: March 3, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,440	12,440		0.02%
Merrill Lynch International	95,048	101,665		0.15%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	170,568	530,639		0.81%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	292,642	659,330		1.00%
	TOTAL	659,330	0	1.00%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			141,684	0.22%	physical
BofA Securities, Inc.	Right to Recall			23,200	0.04%	physical
BofA Securities, Inc.	Rights of Use			2,776,259	4.21%	physical
Merrill Lynch International	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	31/01/2028		663	0.00%	cash
Bank of America, National Association	Swaps	15/04/2027		14,679	0.02%	cash
Bank of America, National Association	Swaps	29/02/2028		741	0.00%	cash
Merrill Lynch International	Swaps	15/01/2027		8,056	0.01%	cash
Merrill Lynch International	Swaps	30/04/2026		12,750	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,028	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		5,726	0.01%	cash
Merrill Lynch International	Swaps	15/04/2027		14,679	0.02%	cash
Merrill Lynch International	Swaps	30/06/2026		34	0.00%	cash
Merrill Lynch International	Swaps	29/01/2027		187	0.00%	cash
	TOTAL			3,099,686	4.70%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,759,016	5.70%

The chain of control has been described at the end of the notification (section 11) and can be found here.

About Galapagos
Galapagos is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Galapagos prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit www.glpg.com or follow us on LinkedIn or X.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.